SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, November 9, 2021 - Braskem S.A. ("Braskem" or "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with the provisions of Article 30, XXIX of CVM Instruction 480/09, hereby announces to its shareholders and the market in general that, in alignment with its strategy and best corporate governance practices, the Board of Directors Meeting held today approved the installation and the respective election of the members of the Company's Compliance and Statutory Audit Committee ("CCAE"), a permanent advisory body to the Board of Directors, in compliance with the rules of CVM Resolution No. 23 of 2021 ("CVM Resolution 23") and the Sarbanes-Oxley Act of 2002 ("SOX").

The shareholders approved, at the Extraordinary General Meeting held on July 30, 2021, the amendment to the Company's Bylaws to transform the Compliance Committee into the CCAE, which was effectively installed on this date.

With its installation, the CCAE starts exercising audit committee functions for the purposes of CVM Resolution 23 and SOX, so that the Company's then "turbinated Fiscal Council" no longer accumulates these functions, in line with the best corporate governance practices.

The following members were elected to compose the CCAE to complete the current term of office, which will end at the meeting of the Board of Directors held after the 2022 Ordinary General Meeting: (i) Julio Soares de Moura Neto (Independent Member of the Board of Directors) who will also assume the functions of CCAE Coordinator; (ii) Gesner de Oliveira (Independent Member of the Board of Directors); (iii) Paulo Roberto Vales de Souza (Independent Member of the Board of Directors); (iv) José Écio Pereira da Costa Junior (Independent External Member); and (v) Maria Helena Pettersson (Independent External Member), whose summarized resumes are attached to this Notice.

For more information, contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or emailing  braskem-ri@braskem.com.br .

SUMMARIZED RESUME OF THE MEMBERS ELECTED TO COMPOSE THE CCAE

Julio Soares de Moura Neto

Mr. Julio Soares de Moura Neto has been elected as an effective independent member of the Company’s Board of Directors by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Moura Neto is a Fleet Admiral, Bachelor in Naval Sciences by the Naval War College, Master in Naval Sciences by the Naval War College (Command and Staff Course), Doctor in Naval Sciences by the Naval War College (Maritime Policy and Strategy Course), having, also, Superior Naval Warfare Course by the Instituto Superior Naval de Guerra - Portugal. Has extra naval experience in the Strategic Advisory Board of the Foundation (EZUTE-SP) and in the Advisory Board of Cia Brasileira de Cartuchos (CBC-SP).

Gesner de Oliveira

Mr. Gesner de Oliveira has been elected as an effective independent member of the Company’s Board of Directors by shareholder Novonor S.A. Mr. Gesner Oliveira is an independent board member certified by the Brazilian Institute of Corporate Governance - IBGC. Besides being a Braskem's Board Member, he is also a member of the Board of Directors, ESG Committee and Coordinator of the Audit Committee at TIM BRASIL; Chairman of the Board of Directors at Estre Ambiental, member of the Board of Directors at Iguá Saneamento and Instituto Iguá de Sustentabilidade, member of the Advisory Board at ETCO, member of the Advisory Board at CIEE and member of the Self-Regulation Board at FEBRABAN. His experience in Boards of Directors includes public and private companies such as SABESP, CESP, Nossa Caixa, VARIG and USIMINAS. He is Partner of GO Associados, Professor at Fundação Getúlio Vargas (FGV) where he coordinates the Center for Infrastructure Studies & Environmental Solutions. Between 2007 and 2011 he was President of Sabesp - Companhia de Saneamento do Estado de São Paulo. He also acted as Consultant on a project for the World Bank for institutional analysis of a sanitation company in Dhaka, Bangladesh in 2012. Mr. Oliveira holds a B.A. in Economics from the School of Economics and Management at the University of São Paulo - FEA/USP, a M.Sc. in Economics from the Institute of Economics at the State University of Campinas (UNICAMP) and a PhD at Economics from the University of California, Berkeley.

Paulo Roberto Vales de Souza

Mr. Paulo Roberto Vales de Souza has been elected as an independent member of the Company's Board of Directors by shareholder Novonor S.A. Mr. Paulo Roberto Vales de Souza is an engineer, graduated from Universidade Federal do Rio de Janeiro in 1972, and an economic engineer graduated from Pontifícia Universidade Católica do Rio de Janeiro in 1979. Mr. Paulo Roberto Vales de Souza was a permanent engineer at Banco Nacional de Desenvolvimento Econômico - BNDES from January 1974 to January 2001, having held executive positions (from Manager to Superintendent) from 1979, in the areas of infrastructure, agribusiness, consumer goods, planning and credit recovery. Mr. Paulo Roberto Vales de Souza was Chairman and CEO of the BNDES Pension Fund - FAPES from July 1991 to January 2001, Chairman of the Deliberative Council of the Brazilian Association of Private Pension Funds - Abrapp from 1995 to 1998, Planning Director of the Social Security Institute from 1994 to 1997, Chairman of the Ethics Committee of Abrapp/Sindapp from 2001 to 2004, 2004 to 2007, 2007 to 2010 and 2011 to 2013, member of the Audit Committee of the Board of Directors of BNDES from 2008 to 2018, member of ANBIMA's Best Market Practices Committee, member of the Credit Committee of the JBVC I Fund, managed by Jardim Botânico Investimentos, in 2011, member of the Advisory Board of OCROMA Investimentos, member of the Audit Committee of VALIQ Pension Fund of Vale do Rio Doce since January 2019, and Governance and Risk Management consultant of Fundação Atlântico Pension Fund of Oi.

José Écio Pereira da Costa Junior

Mr. José Écio Pereira da Costa Junior is graduated in Business Administration and Accounting Sciences. He entered the auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, became a partner at Deloitte Touche Tohmatsu in Brazil, remaining there until May 2007, when he retired. From October 1993 until May 2004 he was the managing partner responsible for the Curitiba office of these auditing and consulting firms. Founding partner of JEPereira Consultoria em Gestão de Negócios S/S, in January 2008, acting with emphasis on consultancies related to: strategic management, consultancy in the preparation of companies and their shareholders to act in the New Capital Market, besides acting as adviser in Audit Committees of publicly-held companies. He was a member of the Board of Directors of GAFISA S.A. from June 2008 to April 2018 and Coordinator of the Audit Committee from June 2008 to April 2016, becoming a member of this Committee from then until April 2018. He also served as a Member of the Statutory Audit Committee of FIBRIA S.A. from April 2013 to March 2018, and was also Chairman of the Fiscal Council from December 2009 to March 2013. He served as Coordinator of the Audit Committee of VOTORANTIM INDUSTRIAL S.A - VID from June 2012 to June 2014 and also served as Coordinator of the Audit Committee of VOTORANTIM METAIS S.A (currently NEXA S.A) from June 2014 to December 2017. He served as Member of the Audit Committee of CESP S.A from April 2019 to April 2021. He also served as a member of the Board of Directors of Ouro Verde Locação e Serviço S.A in the period from October 2018 to June 2019. He also served as a member of the Board of Directors of BRMALLS S.A. (shopping center management company registered with the CVM - Novo Mercado) from April 2010 to April 2014. He also served as a member of the Board of Directors of Grupo NOSTER (privately-held company in the area of public transportation in Curitiba, resale of automobiles and power generation) from January 2011 to September 2013. He serves as Coordinator of the Audit Committee of VOTORANTIM CIMENTOS S.A since October 2013. He has served as Coordinator of the Audit Committees of CITROSUCO S.A since December 2014 and also at CBA - Companhia Brasileira de Aluminio and VE Votorantim Energia since June 2017. He also serves as a member of the Board of Directors of Princecampos Participações S.A., elected in April 2010 and as Chairman of the Fiscal Council at Demercado Investimentos S.A., elected in November 2020.

Maria Helena Pettersson

Mrs. Maria Helena Pettersson has a bachelor's degree in Accounting and Business Administration with several improvement courses in finance, business management, internal controls, business and asset valuation etc. Board member and senior consultant with 40 years of experience in accounting, financial statements, corporate governance, internal and external financial reporting, internal controls, internal policy compliance, compliance with laws and regulations, risk governance and international accounting. She has served as an audit and consulting partner, coordinating services to large multinational companies, large Brazilian business groups, publicly-held companies in Brazil and SEC-listed companies, in several industries, such as media and entertainment, airlines, telecommunications, manufacturing, retail and trade, services, healthcare, among others. She is currently a member of the Advisory Board of CARLAB at Rutgers University, member of the Audit Committee of Tecnisa S.A. and member of the Fiscal Council of Omega Geração S.A. She provides independent consulting services in the areas of corporate governance and compliance for large companies, committee structuring at the Board level, preparation for M&A and IPO due diligence, and professionalization of the management of family-owned companies. She worked for nearly 30 years in independent auditing, led audits of financial statements for local and international purposes, and conducted large and complex consulting engagements, including IPOs, mergers, acquisitions and post-transaction integration, debt restructurings and judicial restructurings. She has experience in the areas of accounting and financial statements, corporate financial reporting, compliance with capital markets laws and regulations, financial planning, business valuation, risk management, internal and external auditing, and masters the Brazilian and international regulatory framework of the auditing profession, in addition to familiarity with global best practices in corporate governance. She has excellent interpersonal, leadership, and change management skills. She has an outstanding ability to lead teams and interact with people and multidisciplinary work groups, creating a collaborative and results-oriented work environment with an extensive record of accomplishments, results achieved, meeting deadlines with proven and high client satisfaction.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.